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FOR IMMEDIATE RELEASE         NASDAQ: CRME       TSX: COM

CARDIOME COMPLETES OXYPURINOL TRIAL ENROLMENT

Vancouver, Canada, December 23, 2004 Cardiome Pharma Corp (NASDAQ: CRME) (TSX: COM) today announced that it has completed patient enrolment in its Phase 2 congestive heart failure study, OPT-CHF. The placebo-controlled study investigates the impact of 24 weeks of daily oral dosing of oxypurinol (600 mg/day) on the clinical outcomes of an expected 405 heart failure patients. The last patient was enrolled on December 22, 2004.

The study enrolled New York Heart Association (NYHA) Class 3 and 4 patients with ejection fractions less than or equal to 40%. All randomized patients have experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.

The primary end point of the study is a composite that assigns all patients to one of three categories: improved, unchanged or worsened. Improvement consists of improvement in NYHA Class or improvement in patient global heart failure assessment. Worsening includes death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors.

CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is a potent inhibitor of xanthine oxidase (XO), a metabolic enzyme that generates reactive oxygen molecules. XO has been shown to be elevated in CHF and its inhibition by oxypurinol may prevent oxidant damage and sensitize cardiac muscle cells to intracellular calcium, leading to improved cardiac oxygen-use efficiency. Cardiome believes that increasing the cardiac oxygen-use efficiency will improve the ability of the heart to pump blood. Results of the OPT-CHF study are expected to be released in the third quarter of 2005.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome’s lead anti-arrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for termination of atrial fibrillation (AF) and a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome reported Phase 3 results for IV RSD1235 in December 2004. Of the 237 patients with recent-onset atrial fibrillation (AF), 52% of those receiving an IV dose of RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p< .001). There were no cases of drug-related “Torsades de Pointes”. Controlled-release oral formulations of RSD1235 are currently being evaluated in Phase 1 clinical trials.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.